Exhibit 99.1

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

Independent Auditor's Report

To the Members and Management of Gulf LNG Holdings Group, LLC:

We have audited the accompanying consolidated financial statements of Gulf LNG Holdings Group, LLC (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, of members’ equity and of cash flows for the years then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/  PricewaterhouseCoopers LLP

Houston, Texas

February 27, 2015

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2014	2013
Revenues	$186,243	$186,090
Operating Costs and Expenses
Operations and maintenance	7,627	7,365
General and administrative	6,875	6,740
Depreciation and amortization	35,024	35,007
Taxes, other than income taxes	7,217	7,034
Total Operating Costs and Expenses	56,743	56,146
Operating Income	129,500	129,944
Interest expense, net	(33,438)	(34,754)
Affiliate interest expense, net	—	(295)
Net Income	96,062	94,895

Other Comprehensive (Loss) Income
Change in fair value of derivatives utilized for hedging purposes	(22,368)	22,408
Reclassification of change in fair value of derivatives to net income	20,968	21,428
Total Other Comprehensive (Loss) Income	(1,400)	43,836
Comprehensive Income	$94,662	$138,731

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	December 31,
	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$9,402	$5,615
Accounts receivable	1,671	1,932
Prepaid expenses	1,464	1,147
Total current assets	12,537	8,694
Property, plant and equipment, net	918,327	938,625
Unamortized debt issue costs	8,646	9,970
Fair value of derivative contracts	—	2,367
Deferred charges and other assets	7	1,668
Total Assets	$939,517	$961,324

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Current portion of debt	$38,761	$36,686
Accounts payable	6,262	3,921
Fair value of derivative contracts	18,323	17,863
Accrued taxes, other than income	7,232	7,464
Deferred revenues	13,862	13,862
Other current liabilities	1,378	1,377
Total current liabilities	85,818	81,173

Long-term liabilities and deferred credits
Long-term debt	684,916	723,677
Fair value of derivative contracts	41,649	41,872
Other long-term liabilities and deferred credits	6,836	7,566
Total long-term liabilities and deferred credits	733,401	773,115
Total Liabilities	819,219	854,288

Commitments and contingencies (Notes 4 and 6)

Members’ equity	212,470	197,808
Accumulated other comprehensive loss	(92,172)	(90,772)
Total Members’ Equity	120,298	107,036
Total Liabilities and Members’ Equity	$939,517	$961,324

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2014	2013
Cash Flows From Operating Activities
Net income	$96,062	$94,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,024	35,007
Amortization of debt issue costs	1,324	1,368
Other non-cash items	1,848	1,799
Changes in components of working capital:
Accounts receivable	261	927
Accounts payable	1,557	3,839
Accrued taxes, other than income	(232)	(1,049)
Other current assets and liabilities	(3,614)	(1,655)
Other long-term assets and liabilities	2,381	(2,495)
Net Cash Provided by Operating Activities	134,611	132,636

Cash Flows From Investing Activities
Capital expenditures	(12,738)	(1,229)
Net Cash Used in Investing Activities	(12,738)	(1,229)

Cash Flows From Financing Activities
Payments of debt	(36,686)	(35,607)
Repayment of notes payable to affiliate	—	(9,836)
Contributions from Members	11,600	750
Distributions to Members	(93,000)	(92,169)
Net Cash Used in Financing Activities	(118,086)	(136,862)

Net Change in Cash and Cash Equivalents	3,787	(5,455)

Cash and Cash Equivalents, beginning of period	5,615	11,070
Cash and Cash Equivalents, end of period	$9,402	$5,615

Supplemental Cash Flow Information:
Cash paid during the period for interest (net of capitalized interest)	$31,720	$33,353

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(In Thousands)

Balance at December 31, 2012	$59,724
Net income	94,895
Contributions from Members	750
Distributions to Members	(92,169)
Other comprehensive income	43,836
Balance at December 31, 2013	107,036
Net income	96,062
Contributions from Members	11,600
Distributions to Members	(93,000)
Other comprehensive loss	(1,400)
Balance at December 31, 2014	$120,298

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Gulf LNG Holdings Group, LLC (including its wholly owned subsidiaries) is a limited liability company owned 20% by subsidiaries of Lightfoot Capital Partners, LP which is partially owned by GE Energy Financial Services (GE); and 30% by Thunderbird LNG LLC (Thunderbird), which is partially owned and controlled by GSO Capital Partners, a wholly owned subsidiary of The Blackstone Group, LP; and 50% by Southern Gulf LNG Company, LLC (Southern GLNG), an indirect subsidiary of Kinder Morgan, Inc. (KMI).

On December 29, 2014, Thunderbird acquired from GE its 30% interest in Gulf LNG Holdings Group, LLC.  Effective at close of business on April 30, 2014, El Paso Pipeline Partners, L.P. (EPB), an indirect subsidiary of KMI, acquired Southern GLNG from KMI. On November 26, 2014, KMI completed its acquisition of all of the outstanding common units of Kinder Morgan Energy Partners, L.P. (KMP) and EPB, and shares of Kinder Morgan Management, LLC (KMR) that KMI and its subsidiaries did not already own. On January 1, 2015, EPB merged with and into KMP, with KMP surviving the merger. As a result of such merger, Southern GLNG became a direct, wholly owned subsidiary of KMP.

We own a liquefied natural gas (LNG) receiving, storage and regasification terminal near Pascagoula, Mississippi as well as pipeline facilities to deliver vaporized natural gas into third party pipelines for delivery into various markets around the country.  Southern GLNG operates these facilities under an operation and maintenance agreement.  For a further discussion, see Note 5.

In May 2014, the FERC accepted a request by Gulf LNG Liquefaction Company, LLC (GLLC), a wholly owned subsidiary of Gulf LNG Holdings Group, LLC, to begin the environmental review process for a project to install LNG liquefaction and export facilities at its existing LNG regasification terminal.  GLLC entered into a memorandum of understanding with a third party to begin negotiations on a definitive liquefaction agreement.  GLLC has also commenced work on a FERC-FEED (Front-End Engineering and Design) study which is expected to be completed by early 2015 with an expected FERC filing during the second quarter of 2015.  The proposed project, which already has FTA LNG export authority, would provide up to 10 million tonnes per year of LNG export capacity. An application to export to non-FTA countries is pending.  Subject to obtaining sufficient commitments from potential customers and regulatory approval, construction could begin in June 2016, with initial exports of LNG occurring in 2020.

We have evaluated subsequent events through February 27, 2015, the date our financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's Accounting Standards Codification, the single source of generally accepted accounting principles in the United States and referred to in this report as the Codification.  Under such rules and regulations, all significant intercompany items have been eliminated in consolidation.  Additionally, certain amounts for the prior year have been reclassified to conform to the current presentation.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity.  The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared.  These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosure of contingent assets and liabilities at the date of our financial statements.  We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances.  Nevertheless, actual results may differ significantly from our estimates.  Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others.  Below are the principal accounting policies we apply in preparation of our consolidated financial statements.

Cash Equivalents

We consider short-term investments with an original maturity of less than three months to be cash equivalents.

Accounts Receivable

We establish provisions for losses on accounts receivable due from customers if we determine that we will not collect all or part of the outstanding balance.  We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method.  We did not have an allowance for doubtful accounts or a related provision for bad debt expense for the years ended December 31, 2014 and 2013.

Property, Plant and Equipment

Our property, plant and equipment, is recorded at its original cost of construction.  For constructed assets, we capitalize all construction-related direct labor and materials costs, as well as indirect construction costs.  Our indirect construction costs primarily include interest and labor and related costs of departments associated with supporting construction activities.  We capitalize major units of property replacements or improvements and expense minor items.

We use the composite method to depreciate our primary property, plant and equipment.  Under this method, assets with similar lives and characteristics are grouped and depreciated as one asset.  Our general plant assets are depreciated on a straight-line basis over their estimated useful lives as follows: (i) transportation equipment – 5 years and, (ii) computer software – 5 years.  When property, plant and equipment is retired under the composite method, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less their salvage value.  We do not recognize gains or losses upon normal retirement of assets under the composite depreciation method.

Asset Retirement Obligations

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses.  We record, as liabilities, the fair value of asset retirement obligations on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired.  Amounts recorded for the related assets are increased by the amount of these obligations.  Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets.  The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our storage facilities and intend to do so as long as supply and demand exists, which we expect for the foreseeable future.  Therefore, we believe that we cannot reasonably estimate the asset retirement obligation for the substantial majority of our assets because these assets have indeterminate lives.

We continue to evaluate our asset retirement obligations and future developments could impact the amounts we record.   We had no recorded asset retirement obligations as of December 31, 2014 and 2013.

Asset Impairments

We evaluate our assets for impairment when events or circumstances indicate that their carrying values may not be recovered.  These events include market declines that are believed to be other than temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment such as adverse actions by regulators.  If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying value based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis.  If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted cash flows.

Revenue Recognition

Our revenues are generated from receiving, storage and regasification services.  Revenues for these services are based on the thermal quantity of LNG subscribed at a price specified in the contract.  We recognize reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of LNG that is delivered, stored or regasified.  We may also generate revenues from certain volumetric-based services and fuel retainage.  We record revenues for these additional services based on receipts of LNG and regasification activity.  Pursuant to our long-term agreements with certain customers, we bill the contracted reservation charges one month in advance of the actual service being rendered and record such as “Deferred revenues” on our Consolidated Balance Sheets.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures.  We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as of the construction.  We expense environmental expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation.  We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs.  Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action.  We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations.  These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts.  We also routinely adjust our environmental liabilities to reflect changes in previous estimates.  In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims.  Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs.  These revisions are reflected in our income in the period in which they are reasonably determinable.

Although we believe our operations are in substantial compliance with applicable environmental law and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities.  Our insurance may not cover all environmental risks and costs and/ or may not provide sufficient coverage in the event an environmental claim is made against us.  Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters, and other matters to which we are a party, will not have a material adverse effect on our business, financial position, results of operations or cash distributions.  As of December 31, 2014 and 2013, we had no accruals for our environmental matters.

Legal

We are subject to litigation and regulatory proceedings as a result of our business operations and transactions.  We utilize both internal and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements.  When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such litigation based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range.  To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected.  We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.  As of December 31, 2014 and 2013, we had no reserves for legal proceedings.

Although no assurance can be given, we believe, based on our experiences to date, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows.  We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend these matters.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated.  Where the most likely outcome of a contingency can be reasonably estimated, we accrue an undiscounted liability for that amount.  Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

Income Taxes

We, as a limited liability company, do not pay federal or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to the members of Holdings who report on their individual federal income tax returns their share of revenues and expenses.

Interest Rate Risk Management Activities

We use derivatives to hedge the interest rate exposure on our long-term debt.  We record derivatives that qualify for hedge accounting at their fair value with an offsetting amount recorded in “Accumulated other comprehensive loss” in our Consolidated Balance Sheets.  This is done to the extent the derivatives are effective, or to the extent that changes in the derivatives’ value offset changes in the value of the item being hedged.  To the extent these changes do not offset one another, or to the extent the derivative is ineffective, value changes are recorded in earnings.  At the time we enter into a derivative contract, we formally document the relationship between the derivative and the hedged item.  See Note 7 for a further discussion of our price risk management activities.

Accounting Standards Updates

On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).”  This ASU is designed to create greater comparability for financial statement users across industries and jurisdictions.  The provisions of ASU No. 2014-09 include a five-step process by which entities will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the payment to which an entity expects to be entitled in exchange for those goods or services.  The standard also will require enhanced disclosures, provide more comprehensive guidance for transactions such as service revenue and contract modifications, and enhance guidance for multiple-element arrangements.  ASU No. 2014-09 will be effective for U.S. public companies for annual reporting periods beginning after December 15, 2016, including interim reporting periods (January 1, 2017 for us).  Early adoption is not permitted.  We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

3. Property, Plant and Equipment

Classes of Assets and Depreciation Rates

As of December 31, 2014 and 2013, our property, plant and equipment consisted of the following (in millions):

	December 31,
	2014	2013
LNG terminal and storage facilities	$1,013	$1,010
Other	1	1
Accumulated depreciation and amortization(1)	(110)	(76)
	904	935
Construction work in progress	14	4
Property, plant and equipment, net	$918	$939

_______________

(1) The composite weighted average depreciation rate for each of the years ended December 31, 2014 and 2013 was approximately 3.3%.

4. Debt

In February 2008, we entered into a $870 million credit agreement maturing on October 2021 with a syndication of banks in order to fund the construction of our LNG facilities.  The variable interest rate is LIBOR plus 1.25% and we incur fees on the letter of credit (the LC Availability Fee of 1.25% and the LC Fronting Fee of 0.125%).  Principal, interest and commitment fees are paid at the end of each quarter in accordance with the credit agreement.

Our credit facility is collateralized by all of our assets and aggregate maturities of principal amounts of long-term debt as of December 31, 2014 for the next five years and in total thereafter are as follows (in millions):

2015	$39
2016	41
2017	44
2018	47
2019	51
Thereafter	502
Total	$724

Debt Covenants

The credit agreement requires us to maintain a debt service reserve amount equal to six months of interest and principal payments.  In October 2011, we entered into a $40 million letter of credit with RBS to satisfy our debt service reserve amount under our credit agreement.  The agreement also requires a debt service coverage ratio to be greater than 1.15:1.00.  For the years ended December 31, 2014 and 2013, we were in compliance with our covenants.

5. Related Party Transactions

We enter into transactions with our affiliates within the ordinary course of business and the services are based on the same terms as non-affiliates.

Affiliate Agreement

Pursuant to the operation and maintenance agreement, Southern GLNG assumed the responsibility of operating and maintaining our facilities as well as certain other commercial, administrative and other services as identified in the operating agreement.   We agreed to reimburse Southern GLNG for internal, overhead and third party costs under this agreement.  During each of the years ended December 31, 2014 and 2013, we paid approximately $11 million under this agreement.

Other Affiliate Balances

As of December 31, 2014 and 2013, we had accounts receivable with our affiliates arising in the ordinary course of business of $12 thousand and $287 thousand, respectively.  As of December 31, 2014 and 2013 we had accounts payable with our affiliates arising in the ordinary course of business of $5 million and $4 million, respectively.

Other Affiliate Transaction

In conjunction with EPB's acquisition of Southern GLNG effective as of the close of business on April 30, 2014, KMI has agreed to indemnify us with respect to a proportionate 50% share of our approximately $724 million outstanding debt as of December 31, 2014.  KMI would be obligated to perform under this indemnity only if we are unable, and our assets were insufficient, to satisfy our obligations.

6. Commitments

Operating Leases

We lease property and facilities under various operating leases.  Our primary commitment under operating leases is the lease of the property in Pascagoula, Mississippi which is the site of our LNG facilities.  This lease will expire in October 2036 with an option to extend the lease for five consecutive terms and ending no later than October 2079.

Future minimum annual rental commitments under our operating leases as of December 31, 2014, were as follows (in millions):

2015	$1
2016	1
2017	1
2018	1
2019	1
Thereafter	17
Total	$22

Rental expense on our lease obligations for each of the years ended December 31, 2014 and 2013 was approximately $1 million.

Other

At December 31, 2014 and 2013, we had approximately $6 million and $7 million, respectively, in contractual obligations related to commitments under agreements to compensate certain former employees.  We recorded these obligations as other current and long-term liabilities on our balance sheets.

7. Fair Value

As of December 31, 2014 and 2013, our financial instruments measured at fair value on a recurring basis consist of our interest rate swaps.  We separate the fair values of our financial instruments into levels based on our assessment of the availability of observable market data and the significance of non-observable data used to determine the estimated fair value.  We estimated the fair values of our interest rate derivatives and long-term debt primarily based on quoted market prices for the same or similar issues, a Level 2 fair value measurement.  Our assessment and classification of an instrument within a level can change over time based on the maturity or liquidity of the instrument and this change would be reflected at the end of the period in which the change occurs.  During the years ended December 31, 2014 and 2013, there were no changes to the inputs and valuation techniques used to measure fair value or the levels in which they were classified.

The following table reflects the carrying amount and estimated fair value of our debt (in millions):

	December 31, 2014		December 31, 2013
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Total debt	$724	$732	$760	$766

As of December 31, 2014 and 2013, the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable represent their fair values based on the short-term nature of these instruments.

Interest Rate Derivatives

We have long-term debt with a variable interest rate that exposes us to changes in market-based interest rates.  We use interest rate swaps to convert the variable rates on a portion of long-term debt to fixed rates.  In February 2008, we entered into a swap arrangement with RBS, Bank of Nova Scotia, Standard Chartered Bank, Fortis Bank NV/SA and WestLB AG which effectively converted a portion of our long-term debt from a variable rate to a fixed rate of 4.2% through March 2014.  In March 2009, we entered into a swap arrangement with the same counterparties which effectively extended the swap arrangement through March 2017 at a fixed rate of 3.9%.  In February 2010, we entered into another swap arrangement with RBS which converted an additional amount of our long-term debt from a variable rate to a fixed rate of 4.6% through March 2020.  In September 2011, we entered into a fourth swap arrangement with RBS which converted an additional amount of our long-term debt from a variable rate to a fixed rate of 2.2% through March 2020.  As of December 31, 2014 and 2013, these interest rate swaps converted the interest on approximately $556 million of debt from a variable rate to a fixed rate of approximately 3.7% and 3.9%, respectively.  Payments on the swap arrangements are made at the end of each quarter, consistent with the interest payments on the credit facility as discussed in Note 4.

Our derivatives are designated as cash flow hedges and impact our expenses based on the nature and timing of the transaction that they hedge.  Changes in the fair value of our derivatives are deferred in “Accumulated other comprehensive loss” in our Consolidated Balance Sheets to the extent they are effective and then recognized in earnings when the hedged transactions occur.  Ineffectiveness related to our hedges is recognized in earnings as it occurs.  There was no ineffectiveness recognized during the years ended December 31, 2014 and 2013.

As of December 31, 2014 and 2013, the fair values of our interest rate derivatives designated as a cash flow hedge was presented on a gross basis on our accompanying Consolidated Balance Sheets. If we had elected to net derivative contracts subject to counterparty contracts where we have the rights of offset, there would have been no impact as of December 31, 2014.  The impact would have reduced our derivative assets and liabilities by $2 million as of December 31, 2013.  As of both December 31, 2014 and 2013, we classified approximately $18 million as current liabilities on our Consolidated Balance Sheets.  During each of the years ended December 31, 2014 and 2013, we reclassified approximately $20 million from “Accumulated other comprehensive loss” into “Interest expense, net” on our Consolidated Statements of Income and Comprehensive Income. We anticipate that approximately $18 million will be reclassified from “Accumulated other comprehensive loss” to “Interest expense, net” on our Consolidated Statement of Income and Comprehensive Income during the next twelve months.

As of December 31, 2014 and 2013, our “Accumulated other comprehensive loss” includes $32 million and $34 million, respectively, of capitalized interest rate swap settlements applicable to the pre-operational construction period.  This loss will be reclassified into “Depreciation and amortization” on our Consolidated Statements of Income and Comprehensive Income over the life of the related property, plant and equipment.  During each of the years ended December 31, 2014 and 2013, we reclassified approximately $1 million into “Depreciation and amortization” on our Consolidated Statements of Income and Comprehensive Income.

8. Transactions with Major Customers

For each of the years ended December 31, 2014 and 2013, revenues from two non-affiliate customers were approximately $106 million and $80 million, each of which exceeded 10% of our operating revenues.